                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               October 24, 2003

                        Commission File number: 2-6860

                                JUPITERS LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                             Level 9, Niecon Tower
                               17 Victoria Avenue
                                 P.O. Box 1400
                              Broadbeach, QLD 4218
                                   Australia
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               JUPITERS LIMITED


                                               By: /s/Laurence Martin Carsley
                                                   ---------------------------
                                                   Laurence Martin Carsley
DATE: October 24, 2003                             Company Secretary


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[JUPITERS LIMITED LOGO]                                   JUPITERS LIMITED
                                                          ABN 78 010 741 045
24 October 2003                                           Level 9, Niecon Tower
                                                          17 Victoria Avenue
Ref:  67 SX-02                                            PO Box 1400
                                                          Broadbeach  QLD  4218
                                                          Australia
The Manager                                               Telephone 07 5584 8900
Company Announcements Office                              Facsimile 07 5538 6315
The Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY  NSW  2000


Dear Sir

MOTION PUT TO THE ORDINARY SCHEME MEETING - 24 OCTOBER 2003

We advise that the motion to approve the scheme of arrangement proposed to be entered into between the Company and the holders of fully paid ordinary shares in the Company, other than persons who hold fully paid ordinary shares on behalf of or for the benefit of TABCORP Holdings Limited or any of its related entities was put to the Ordinary Scheme Meeting of the Company on 24 October 2003. For details please refer to the Notice of Meeting included in the Scheme Booklet issued on 5 September 2003. The resolution was decided by a poll. The resolution was passed by the necessary majorities.

The following information is included in accordance with the requirements of the Corporations Act.

The table below lists the proxies relating to the motion.

                                 RESOLVED                                   PROXY DETAILS
                                 --------     -----------------------------------------------------------------------
RESOLUTION                                        FOR            AGAINST        ABSTAIN          OPEN           TOTAL
----------                                        ---            -------        -------          ----           -----
Scheme of Arrangement              For        110,055,353        645,420              -        6,233,408      116,934,181

The table below lists the votes cast on the motion.

                                 RESOLVED                             VOTES CAST
                                 --------      ---------------------------------------------------------
RESOLUTION                                         FOR           AGAINST        ABSTAIN         TOTAL
----------                                         ---           -------        -------         -----
Scheme of Arrangement               For        118,452,408       845,595              -      119,298,003

Yours faithfully
/s/LAURENCE M  CARSLEY
----------------------
LAURENCE M  CARSLEY
COMPANY SECRETARY


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